                                                                    EXHIBIT 99.1

Eran Vital
General Counsel
Metalink Ltd.
Tel: 972-9-9605555
Fax: 972-9-9605544
Eranv@MTLK.com

                  METALINK COMPLETES SALE OF ITS WLAN BUSINESS

      o Receives NASDAQ Hearing Panel Determination for Continued Listing

                  o Announces One-for-Ten Reverse Share Split

YAKUM, ISRAEL, February 15, 2010 - Metalink Ltd. (NASDAQ: MTLK) today announced that it has completed the sale of its wireless local area network (WLAN)
business to Lantiq for up to $16.5 million in cash. As previously reported, as part of the closing, Lantiq has paid Metalink $5.7 million, of which $3.75 million was used to repay the first installment under Metalink's loan agreement with an institutional investor.

CONTINUED LISTING ON NASDAQ

Metalink also reported today that it has received a letter from The NASDAQ Stock
Market LLC ("NASDAQ") stating that the NASDAQ Hearing Panel has granted
Metalink's request for continued listing on The NASDAQ Capital Market subject to the conditions that, on or before February 26, 2010, Metalink shall have (1)
reached stockholders' equity of at least $2.5 million as a result of the closing of the pending sale of its WLAN business to Lantiq, and (2) evidenced a closing bid price of $1.00 or more for a minimum of 10 consecutive trading days.

In order to meet the closing bid price requirement, the Board of Directors of
Metalink has approved a one-for-ten reverse split of the Company's outstanding ordinary shares. Metalink is targeting February 22, 2010, for the implementation of the reverse stock split. Consequently, Metalink does not expect to be able to meet the required bid price requirement for the minimum 10 day period by
February 26th. Accordingly, Metalink is seeking a further extension of time from the NASDAQ Hearing Panel. However,there can be no assurance that NASDAQ will grant Metalink a further extension of time or that Metalink will be able to timely demonstrate compliance with all applicable continued listing requirements.

REVERSE SHARE SPLIT

As noted above, the Board of Directors of Metalink has approved a one-for-ten reverse split of the Company's outstanding ordinary shares, to become effective as early as Monday, February 22, 2010. In accordance with NASDAQ procedures for reverse stock splits, on that date Metalink's shares will begin trading under the symbol "MTLKD" for a period of 20 trading days, after which the symbol will return to "MTLK".

After the reverse split, the number of the Company's authorized Ordinary Shares will decrease from 50 million to 5 million; the number of Ordinary Shares outstanding is expected to decrease from 26,903,732 to 2,690,373, reflecting the rounding of fractional shares; and, the par value per Ordinary Share will increase from NIS 0.1 to NIS 1.0.

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                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. For example, when we discuss the future plans for Metalink, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to:
in light of our cash status, our inability to raise additional funds or enter into other strategic transactions on a timely basis may lead us to insolvency;
our inability to regain compliance with NASDAQ'S requirements for continued
listing; any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the SEC, including Metalink's Annual Report in Form
F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.